Valneva Reports Positive Results for Phase 1 Trial of Second-Generation Zika Vaccine Candidate

Immune response successfully improved with second generation vaccine candidate

Saint-Herblain (France), November 4, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced positive results of its Phase 1 clinical trial investigating the safety and immunogenicity of VLA1601, its second-generation adjuvanted inactivated vaccine candidate against the Zika virus (ZIKV).
The randomized controlled Phase 1 trial, VLA1601-102, enrolled approximately 150 participants aged 18 to 49 years in the United States. Participants received two administrations, four weeks apart, of a low, medium or high dose of the highly purified inactivated aluminum-adjuvanted vaccine candidate VLA1601. In addition, the low dose of VLA1601 was evaluated with additional adjuvants, either the CpG 1018® adjuvant from Dynavax Technologies Corporation or the 3M-052-AF adjuvant from the Access to Advanced Health Institute (AAHI).
Data up to Day 57 (four weeks after the second dose (Part A Analysis)) showed that VLA1601 was generally safe and well tolerated in all five treatment arms, and no safety concerns were identified. Additionally, an independent Data Safety Monitoring Board did not reveal any safety issues.
Two doses of VLA1601 were immunogenic across all five treatment arms investigated (i.e., alum-adjuvanted Low, Medium and High antigen dose; Low with additional adjuvants). The strongest immune response was observed in the double-adjuvant treatment arms (Low+alum+3M-052-AF and Low+alum+CpG1018) with statistically significantly higher neutralizing antibody titers (Geometric Mean Titers - GMTs) at Day 43 and Day 57 than in the single-adjuvant (alum) treatment arm.
The immune response induced by the double-adjuvanted VLA1601 second generation vaccine candidate was successfully improved compared to the first-generation vaccine candidate with higher peak seroconversion rates (>93% vs 86%) and peak Geometric Mean Fold Increase of titers (>56 fold vs >7 fold). Phase 1 results from Valneva’s first-generation Zika vaccine candidate were reported in 20181.
VLA1601 is developed on the original manufacturing platform of Valneva’s licensed Japanese encephalitis vaccine IXIARO®, which was further optimized to develop the Company’s inactivated, adjuvanted COVID-19 vaccine VLA2001.
Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “We are pleased by the notable safety and immunogenicity results demonstrated for our Zika vaccine candidate and especially our double-adjuvantation results. As global temperatures rise and rainfall patterns shifts, the expanding habitat of disease-carrying mosquitoes poses a growing public health challenge for infections such as Zika.”
1 A randomized, placebo-controlled, blinded phase 1 study investigating a novel inactivated, Vero cell-culture derived Zika virus vaccine - PubMed (nih.gov) and Emergent Biosolutions and Valneva Report Positive Phase 1 Results for Their Vaccine Candidate Against the Zika Virus - Valneva

Despite the medical need, regulatory pathways and market opportunities for potential Zika vaccines remain uncertain. Valneva will therefore only consider further potential development steps for VLA1601 if concrete major private and public funding opportunities materialize.

About the Zika Virus
The Zika virus (ZIKV) is a mosquito-borne flavivirus that was first discovered in 1947. The first human cases were detected in 1952. Since then, disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, in 2015, in the Americas. Zika virus is currently circulating in Mexico, Central and South America, in many countries and territories in the Caribbean region, and in a small number of geographically limited areas of the continental United States. To date, a total of 89 countries and territories have reported evidence of mosquito-born Zika virus transmission, though global surveillance remains limited. According to the World Health Organization (WHO), there is scientific consensus that ZIKV infection can cause congenital microcephaly and Guillain-Barré syndrome (GBS). Since 2013, 31 countries and territories have reported cases of congenital microcephaly and other central nervous system malformations associated with Zika virus infection.

About VLA1601
VLA1601 is a highly purified inactivated vaccine candidate against the Zika virus (ZIKV), developed on the original manufacturing platform of Valneva’s licensed Japanese encephalitis vaccine IXIARO®, which was further optimized to develop the Company’s inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe. Valneva reported positive Phase 1 results for VLA1601 in 20182. The vaccine candidate was immunogenic and showed a favorable safety profile in all tested doses and schedules that was comparable to IXIARO® and other clinical stage ZIKV vaccines.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines. Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

2 A randomized, placebo-controlled, blinded phase 1 study investigating a novel inactivated, Vero cell-culture derived Zika virus vaccine - PubMed (nih.gov) and Emergent Biosolutions and Valneva Report Positive Phase 1 Results for Their Vaccine Candidate Against the Zika Virus - Valneva

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
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